Humberto F. Preciado, PE WSP USA Inc.
2000 S Colorado Blvd, Suite 2-100, Denver, CO, USA

CONSENT OF QUALIFIED PERSON

I, Humberto F. Preciado state that I am responsible for preparing or supervising the preparation of a part of the technical report summary titled "Las Chispas Operation Technical Report”, dated September 5, 2023, with an effective date of July 19, 2023, as signed and certified by me (the “Technical Report”).

Furthermore, I state that:

(1)I consent to the public filing of the Technical Report by SilverCrest Metals Inc.;

(2)the document the Technical Report supports is the Annual Information Form for the year ended December 31, 2023 ("AIF") of SilverCrest Metals Inc. (the "Company"), and the Company's Management's Discussion and Analysis for the year ended December 31, 2023 (the "MD&A") being filed as an exhibits to the Company's Form 40-F Annual Report for the fiscal year ended December 31, 2023, and any amendments thereto (the "40-F"), being filed with the United States Securities and Exchange Commission (the “Document”);

(3)I consent to the use of my name in the document, or any quotation from or summarization, in the Document of the parts of the Technical Report for which I am responsible, and to the filing of the Technical Report as an exhibit to the Document; and

(4)I confirm that I have read the Document, and that the Document fairly and accurately reflects, in the form and context in which it appears, the information in the parts of the Technical Report for which I am responsible.

Dated at Denver, Colorado this 11th day of March, 2024.

“Signed and stamped”
Signature of Qualified Person

Humberto F. Preciado, P.E